10/5

05012231

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Marine Services Limited

*CURRENT ADDRESS Level 1, 256 St. Georges Terrace
Perth Western Australia 6000

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 03 2005
THOMSON
FINANCIAL

FILE NO. 82- 34919 FISCAL YEAR 6/30/04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: mm

DAT : November 1, 2005

16.

annual report

for the period from incorporation
on 24 July 2003 to 30 June

200

82-34919

6-30-04
AR/S

NEPTUNE MARINE SERVICES LIMITED
ABN 76 105 665 843

NEPTUN
MARINE

CORPORATE DIRECTORY

Directors
Mr Clive Langley Managing Director
Mr Andrew Harrison Executive Director
Ms Cathryn Curtin Non-Executive Director

Company Secretary
Mr Kim Hogg

Principal Office
Level 1, 256 St Georges Terrace
Perth Western Australia 6000

Telephone: 61 8 9226 5722
Facsimile: 61 8 9226 0354

Registered Office
219-221 York St
Subiaco Western Australia 6008

Telephone: 61 8 9382 1311
Facsimile: 61 8 9382 1322

Share Registry
Computershare Investor Services Pty Ltd
Level 2, Reserve Bank Building
45 St George's Terrace
Perth Western Australia 6000

Telephone: 61 8 9323 2000
Facsimile: 61 8 9323 2033

Auditors
Stanton Partners
Level 1
1 Havelock Street
West Perth Western Australia 6005

Solicitors
Blakiston & Crabb
1202 Hay Street
West Perth Western Australia 6005

Stock Exchange
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
Perth Western Australia 6000

ASX Code: NMS

CONTENTS

NEPTUN MARINE

DIRECTORS' REPORT



20th September 2004

Dear Shareholder,

I am pleased to reflect on our activities since the Company's admission to the official list of the ASX on 8th April 2004. The past 5 months have been a very exciting phase for the further commercialisation of the Neptune Dry Weld Technology.

The Company has continued its drive to penetrate the potentially lucrative domestic and international sub-sea markets, and I am confident of continued success in this area.

The year ahead is based on developing business in Australia using the Neptune Dry Weld Technology, along with making major steps towards licensing the use of the technology overseas, particularly in Europe and the US.

SALES AND MARKETING

While at balance date there had been no revenues recorded, the project involving the Cullen Bay Marina in Darwin, announced during July 2004 has been successfully completed. Revenues generated from the project were above our expectations, which resulted in stronger than planned profit contribution from the project. We have continued to focus on the development of the sales pipeline in Australia.

The sales effort is directed toward shipping, port and infrastructure, oil and gas, and defence markets in Australia. This is underpinned by the development of an interactive CD, brochure, and new website which when completed will be used to generate opportunities in these customer segments.

Internationally we are enjoying significant interest ahead of our expectation, particularly in Europe, based on shipping and support services to the North Sea. We are also in preliminary discussions with potential partners in the US, and the Middle East, who have an interest in our technology. This international interest places us well ahead of our original plan regarding overseas market expansion.

FINANCIALS

Our medium term objective of developing business in Australia using the Neptune Dry Weld Technology has been boosted significantly by the successful completion of the Cullen Bay Project. As mentioned earlier the financial result from this project was better than our expectation. This project in part contributed to the cash flow required to support the strategic imperative of global licensing, and provided a solid start to the 2004/05 financial year.

Expenses during the year have been substantially in line with expectations, and have largely related to the preparation and ASX listing in April of this year, and the subsequent setup of operations. It is anticipated that the current level of administrative expenses will continue at approximately existing levels, with a larger focus on sales and marketing to develop business in Australia using the technology, along with overseas licensing initiatives.

NEPTUNE TECHNOLOGY

The Neptune Dry Weld Technology continues to be developed and refined to increase the breadth of applications, and operational efficiencies. To this end we are pleased with the progress we have made and are looking to undertake technical trials with a commercial partner in more complex environments, particularly deep water pipe applications. We have continued our strong focus on approvals from major Class Societies, and as announced recently expect the grant of a further approval shortly.

I believe that Neptune is in the enviable position of having a unique technology (with patents pending) that provides substantial economic benefits to a global marketplace, and I look forward to your continued support of our endeavors.

Mr Clive Langley
Managing Director



The directors present their report together with the financial report of Neptune Marine Services Limited ("the Company") for the period from incorporation on 24 July 2003 to 30 June 2004 ("Period") and the auditors' report thereon.

DIRECTORS

The directors of the Company at any time during the Period are:



MR CLIVE LANGLEY
Managing Director
appointed 12 September 2003

Mr Langley is the inventor of the Neptune Marine Dry Underwater Welding Technology. He has thirty years of experience in technically advanced welding projects throughout Australia and the world. He currently serves as the CEO of XLT Industrial Training Pty Ltd, a metals/mining/construction training company. His experience includes work in the light, medium and heavy engineering sectors, oil and gas (onshore and offshore), petrochemical, power generation, mining (in the UK, Australia and South East Asia) and in defence, namely on the Collins Class submarines and ANZAC Frigates.







MR ANDREW HARRISON
Executive Director
appointed 8 October 2003

Mr Harrison has significant experience in the industrial services sector. He has held senior positions in a number of leading organisations including Brambles Industries Limited, and has played leading roles in strategy, business development and customer negotiation across a number of sectors, along with significant profit centre management experience. Most recently he has worked as a management consultant for Chubb Australasia, and been CEO of a Melbourne based marketing and advertising consultancy.

Mr Harrison holds a Bachelor of Commerce (Honours) in Marketing and Commercial Law from Curtin University in Western Australia, and is also a member of the Australian Institute of Company Directors.

Mr Harrison will be retiring by rotation and seeking re-election by shareholders at the 2004 Annual General Meeting.



MS CATHRYN CURTIN
Non-Executive Director
appointed 25 November 2003

Ms Curtin has held senior positions within both the private and government sectors. She has instigated reviews to ensure effective corporate governance and overseen the development of numerous initiatives to develop ethical policies that provide assurance of high agency standards. As a director within a large public agency she was responsible for over 90 sites ensuring that accountability and financial structures were in place to effectively report on performance. Ms Curtin has exceptional understanding of a broad range of organisational requirements. She has held director level positions in Audit and Review, Ministerial Liaison and Communications and Public Relations. Ms Curtin runs her own successful private consultancy business and provides services to the mining, industrial and government sectors.

Ms Curtin holds an Education and Psychology degree, is a registered psychologist and has recently completed her MBA.

Ms Curtin is retiring by rotation and seeking re-election by shareholders at the 2004 Annual General Meeting.

NEPTUN MARINE

MR VINCENT DE VILLERS
Former Director
appointed 24 July 2003; resigned 24 October 2003

MR ROBERT ROGET
Former Director
appointed 24 July 2003; resigned 24 October 2003

MR BLAIR SERGEANT
Former Director
appointed 24 July 2003; resigned 24 October 2003

MR RAYMOND FARRIER
Former Chairman
appointed 24 October 2003; resigned 17 May 2004



DIRECTORS' MEETINGS

The number of directors' meetings and the number of meetings attended by each of the directors of the Company during the Period are:

	Board Meetings	
Director	Held	Attended
Mr C Langley	8	8
Mr A Harrison	7	7
Ms C Curtin	5	5
Mr V de Villers	4	4
Mr R Farrier	5	3
Mr R Roget	4	3
Mr B Sergeant	4	4

There is presently no audit committee as all audit issues are addressed by the full board.

PRINCIPAL ACTIVITY

The principal activity of the Company during the Period was the development and marketing of the Neptune Marine Dry Underwater Welding technology.

RESULTS

The Company incurred a loss of $492,170 after income tax for the Period.

REVIEW OF OPERATIONS

Since incorporation on 24 July 2003 the Company has raised capital pursuant to a prospectus (refer Note 15) and was admitted to the Official List of the Australian Stock Exchange on 8 April 2004.

Since its listing on ASX, the Company has continued to advance certain sales leads for the use of its "Dry Underwater Welding Technology" culminating in the announcement in July 2004 of the securing of a contract involving this technology in Cullen Bay Lock in Darwin. Further details of the Company's operations are set out in the Managing Director's Review.

DIVIDENDS

No dividend has been declared or paid by the Company to the date of this report.



STATE OF AFFAIRS

Significant changes in the state of affairs of the Company during the Period were:

i) the Company was incorporated on 24 July 2003;
ii) on 1 August 2003 the Company issued 4,500,000 ordinary shares to raise seed capital of $450;
iii) on 12 September 2003 the Company issued 2,525,000 ordinary shares to raise seed capital of $152,000;
iv) on 8 October 2003 the Company issued 1,225,000 ordinary shares to raise seed capital of $98,000;
v) on 24 October 2003 the Company issued 1,500,000 ordinary shares to raise seed capital of $120,000;
vi) on 18 November 2003 the Company issued 200,000 ordinary shares to raise seed capital of $16,000;
vii) on 28 January 2004 the Company issued 7,500,000 ordinary shares to raise seed capital of $750;
viii) on 8 April 2004 the Company successfully completed a capital raising of $2,352,050 by the issue of 11,760,250 shares at 20 cents each; and
ix) on 8 April 2004 the Company was admitted to the Official List of Australian Stock Exchange Limited.

EVENTS SUBSEQUENT TO BALANCE DATE

Other than as noted in the financial statements, there has not arisen in the interval between the end of the Period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors to affect significantly the operations of the Company, the results of those operations, or the state of affairs of the Company in future financial years.





LIKELY DEVELOPMENTS

The Company will continue to pursue its main objective of commercialising the use of its "Dry Underwater Welding Technology".

Further information about likely developments in the operations of the Company and the expected results of those operations in future financial years have not been included in this report because disclosure of such information would likely result in unreasonable prejudice to the Company.

ENVIRONMENTAL REGULATIONS

The Company's operations are not subject to any significant environmental regulations under either Commonwealth or State legislation. However, the Board believes that the Company has adequate systems in place for the management of its environmental regulations and is not aware of any breach of those environmental requirements as they apply to the Company.

DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

The Board as a whole is responsible for considering remuneration policies and packages applicable both to Board members and senior executives of the Company. Broadly, the Company's remuneration policy is to ensure that any remuneration package properly reflects the person's duties and responsibilities and that it is competitive in attracting, retaining and motivating people of the highest quality.

Details of the nature and amount of each major element of the remuneration of each Director of the Company are:

Directors	Base remuneration (salary & fees) $	Superannuation contributions $	Termination and Retirement benefits[1] $	Total[2] $
Executive				
Mr A Harrison	20,833	1,875	-	22,708
Mr C Langley	20,833	1,875	-	22,708
Non-executive				
Ms C Curtin	5,208	469	-	5,677
Mr R Farrier	4,970	447	50,000	55,417

1. During the Period, Mr Farrier received a $50,000 termination payment.
2. The remuneration amounts disclosed in note 21 differ from those in this table due to differences in definitions of remuneration between the Corporations Act 2001, and AASB 1046 *Director and Executive Disclosures by Disclosing Entities.*

No securities were issued to directors of the Company during the Period as remuneration. The Company currently has no executive officers concerned in, or who take part in, the management of the Company. Messrs de Villers, Sergeant and Roget received no remuneration in their capacity as director whilst in office.



NEPTUN MARINE

OPTIONS GRANTED TO DIRECTORS AND SENIOR EXECUTIVES

During or since the end of the Period, the Company granted options for no consideration over unissued ordinary shares in Neptune Marine to the following directors of the Company as part of their remuneration:

Directors	Number of options granted	Exercise price	Expiry date
Mr A Harrison(1)	2,000,000	25 cents	30 June 2006
Ms C Curtin(1)	500,000	25 cents	30 June 2006

1. Shareholder approval was obtained on 26 July 2004 for the issue of 2,500,000 options exercisable at 25 cents each on or before 30 June 2006, to directors. These options were granted for nil consideration and are in addition to the remuneration packages payable by the Company. The value of these options was estimated as 2.939 cents per option using a Black-Scholes model. This amount will be recognised as an expense in next year's statement of financial performance when the options are vested with the Directors.

- In determining the value of 2.939 cents per option, the following parameters were used:
  - the exercise price of the options is 25 cents;
  - the last expiry date is 30 June 2006, however the Options vest on date of grant;
  - the valuation date is 3 June 2004 for the purposes of setting the current market value of a fully paid share in Neptune;
  - the last sale price of a fully paid share as at 3 June 2004 is 16.5 cents;
  - the risk free interest rate is the 10 year bond rate of 5.885%; and
  - the volatility factor is set at 50% based on the history of share trading in fully paid Neptune shares on he ASX since listing.

OPTIONS

Grants of options

During or since the end of the Period, the Company granted the following options over unissued ordinary shares:

Expiry Date	Exercise Price	Number of Options
30 June 2006	25 cents	2,500,000
31 December 2010	20 cents	24,230,125

All these options were granted for nil consideration. None of the options have lapsed.

Shares issued on exercise of options

During or since the end of the Period, the Company issued ordinary shares as a result of the exercise of options as follows:

Number of shares	Amount paid on each share
5,000	20 cents

There were no amounts unpaid on the shares issued.

Unissued shares under option

At the date of this report, unissued ordinary shares of the Company under option are:

Expiry Date	Exercise Price	Number of Options
30 June 2006	25 cents	2,500,000
31 December 2010	20 cents	24,225,125

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

DIRECTORS' INTERESTS

The relevant interest of each director in the shares and options issued by the Company at the date of this report is as follows:

Director	Shares	Options
Mr C Langley*	8,400,000	-
Mr A Harrison	-	2,000,000
Ms C Curtin	-	500,000

*Mr Langley was issued 1,000,000 ordinary shares at a deemed issue price of $0.03 per share in consideration for certain intellectual property purchased by the Company, pursuant to a Deed of Assignment of Intellectual Property dated 12 September 2003 and shareholder approval obtained in September 2003.



INDEMNIFICATION AND INSURANCE OF OFFICERS

Indemnification

The Company has agreed to indemnify the current directors of the Company against all liabilities to another person (other than the Company or a related body corporate) that may arise from their position as directors of the Company, except where the liability arises out of conduct involving a lack of good faith.

The agreement stipulates that the Company will meet to the maximum extent permitted by law, the full amount of any such liabilities, including costs and expenses.

Insurance Premiums

As at the date of this report no director and officer liability insurance policies have been entered into.

Dated at Perth, Western Australia this 20th day of September 2004.

Signed in accordance with a resolution of the directors:

Clive Langley
Managing Director

CORPORATE GOVERNANCE STATEMENT

This statement summarises the corporate governance practices adopted by the Board. Neptune's objective is to achieve best practice in corporate governance, and the Company's officers and employees are committed to achieving this objective.

In addition to the information contained in this statement, the Company's website at www.neptuneunderwaterwelding.com.au contains details of its corporate governance procedures and practices.

ASX BEST PRACTICE RECOMMENDATIONS

The ASX Listing Rules require listed companies to include in their Annual Report a statement disclosing the extent to which they have complied with the ASX Best Practice Recommendations in the reporting period. The recommendations are not prescriptive and if a company considers that a recommendation is inappropriate having regard to its particular circumstances, the company has the flexibility not to adopt it. Where the Company considered it was not appropriate to presently comply with a particular recommendation the reasons are set out in the latter part of this statement.

BOARD OF DIRECTORS

Role of the Board

The Board's primary responsibility is to oversee the Company's business activities and management for the benefit of shareholders by:

1. setting objectives, goals and strategic direction with management with a view to maximising shareholder value;
2. overseeing the financial position and monitoring the business and affairs of the Company;
3. establishing corporate governance, ethical, environmental and health and safety standards;
4. ensuring significant business risks are identified and appropriately managed; and
5. ensuring the composition of the Board is appropriate, selecting directors for appointment to the Board and reviewing the performance of the Board and the contributions of individual directors.

The Board has delegated responsibilities and authorities to management to enable management to conduct the Company's day to day activities. Matters which are not covered by these delegations, such as approvals which exceed certain limits, require Board approval.

Board composition

The Board comprises three Directors including two executive Directors.

The Directors are subject to election by shareholders. All Directors, apart from the Managing Director, are subject to re-election by rotation within every three years. The Company's Constitution provides that one-third of the Directors retire by rotation at each AGM. Those Directors who are retiring may submit themselves for re-election by shareholders, including any Director appointed to fill a casual vacancy since the date of the previous AGM. The composition of the Board is reviewed at least annually to ensure the balance of skills and experience is appropriate. The Directors have a broad range of qualifications, experience and expertise in the marine industry. The skills, experience and expertise of Directors are set out in the Directors' Report.

The names of the Directors in office at the date of this Report, the year they were first appointed, their status as non-executive, executive or independent Directors, whether they are retiring by rotation and seeking re-election by shareholders at the 2004 AGM, are set out in the Directors' Report.

Independent professional advice

The Board has adopted a formal policy on access to independent professional advice which provides that Directors are entitled to seek independent professional advice for the purposes of the proper performance of their duties. The advice is at the Company's expense and advice so obtained is to be made available to all Directors.

Meetings

The Board held 8 scheduled meetings during the reporting period and no unscheduled meetings were held during that period. Senior management, attended and made presentations at the Board Meetings as considered appropriate and, were available for questioning by Directors.

Board committees

The Board has not formally constituted an audit committee. The entire board currently undertakes the duties of an audit committee which includes:

- supervising the engagement of the external auditor and monitoring their performance;
- reviewing the effectiveness of management information and other systems of internal control;
- reviewing all areas of significant financial risk and arrangements in place to contain those to acceptable levels;
- reviewing significant transactions that are not a normal part of the Company's business;
- reviewing the year-end and interim financial information and ASX reporting statements;
- monitoring the internal controls and accounting compliance with the Corporations Act, ASX Listing Rules, external audit reports and ensure prompt remedial action where required; and
- reviewing the Company's financial statements and accounting procedures.

The Company's auditor is invited to attend the annual general meeting and the Company supports the principle of the auditor being available to answer questions on the conduct of the audit and the content of the audit report.

The Board has not formally constituted a nomination committee or remuneration committee. The whole Board conducts the functions of a nomination committee and remuneration committee.

Evaluation of Board performance

During the reporting period an evaluation of the Board and key executive was carried out on an informal basis. As the activities of the Company develop, it will establish more formal evaluation procedures, including quantitative measures of performance.

Remuneration policies

Executive Directors and key executives are remunerated by way of a salary or consultancy fees, commensurate with their required level of services. Non-executive Directors receive a fixed monthly fee for their services. Non-executive Directors' fees are capped at $100,000 per annum.

Attendance at Board and Committee meetings

The attendance of Directors at Board meetings during the Period is detailed in the Directors' Report.

Managing business risks and internal control framework

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control system will preclude all errors and irregularities. To assist in discharging this responsibility the Board has instigated an internal control framework that includes the following:

- Financial reporting – there is a comprehensive budgeting and forecasting system with updates provided to the Board at each Board meeting. Periodic reports are provided to the Board. Quarterly, half yearly and annual reports are prepared in accordance with the Corporations Act and ASX Listing Rules.
- The Managing Director and the Company Secretary are required to confirm in writing that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results are in accordance with relevant accounting standards.
- The Company has written policies covering health, safety and the environment.

Ethical standards

The Board is committed to promoting the practice of high ethical standards. All directors and employees are expected to act with the utmost integrity and objectivity striving at all times to enhance the reputation and performance of the Company, in the following areas:

- professional conduct;
- dealings with suppliers, advisers and regulators;
- dealings with the community; and
- dealings with other employees.

Trading in the Company's securities by directors and employees

The Board has adopted a policy in relation to dealings in the securities of the Company which applies to all Directors and employees. Under the policy, Directors are prohibited from short term trading in the Company's securities whilst in possession of price sensitive information. The Managing Director (or in the case of the the Managing Director, another Director) must be notified of any proposed transaction and must give clearance for the transaction to proceed.

Privacy

The Company has resolved to comply with the National Privacy Principles contained in the Privacy Act 1988, to the extent required for a company the size and nature of Neptune Marine Services Limited.

Information disclosure

The Board is committed to the promotion of investor confidence by ensuring that trading in the Company's securities takes place in an efficient, competitive and informed market. In accordance with the continuous disclosure requirements under the ASX Listing Rules, the Company has procedures in place to ensure that all price sensitive information is identified, reviewed by management and disclosed to the ASX in a timely manner and that all information provided to the ASX is immediately available to shareholders and the market on the Company's website.

Analysts and press briefings are conducted following the release of half-year results, full-year results and major announcements and, from time to time, briefings with major shareholders are conducted in order to promote a better understanding of the Company. In conducting briefings, the Company takes care to ensure that any price sensitive information included in the content of briefings has already been made available to all shareholders and the market.

Shareholders

The Board aims to ensure that shareholders are kept informed of all major developments affecting the Company. Information is communicated to shareholders through:

- continuous disclosure in the form of public announcements on ASX;
- annual and quarterly reports to shareholders;
- investor briefings;
- the meeting Chair's address delivered at the Annual General Meeting; and
- notices of all meetings of shareholders and explanatory notes of proposed resolutions.

In addition, information for shareholders is available on Neptune's website: www.neptuneunderwaterwelding.com.au, including recent announcements, presentations, past and current reports to shareholders, biographical information on Directors and information relating to operations.

Shareholders are encouraged at annual general meetings to ask questions of Directors and senior management and also the Company's external auditors, who are required to be in attendance.

Retirement benefits for non-executive directors

The Company does not have any scheme relating to retirement benefits for non-executive Directors.

ASX GUIDELINES ON CORPORATE GOVERNANCE

Pursuant to ASX Listing Rule 4.10.3 the Company must provide a statement disclosing the extent to which the ASX best practice recommendations have not been followed in the reporting period. The Company sets out below an explanation of the areas where Neptune does not presently comply with ASX best practice recommendations.

Composition of the Board

A majority of the Board of directors is not comprised of independent directors under the ASX definition of independence, as set out in Box 2.1 of the ASX Corporate Governance Council Best Practice Recommendations. The Company is in its early stages of development and does not consider it appropriate nor cost effective to adopt this recommendation. The Board however intends to review its corporate governance policies on a regular basis, including the level of independent directors, as the Company develops and progresses to ensure it continues to maintain effective corporate governance structures.

Each individual member of the Board is satisfied that whilst the Company may not currently comply with best practice recommendation 2.1, the Board always acts with independence and in accordance with the Statement of Corporate Governance.

Website

The ASX guidelines also prescribe that the Company should maintain a dedicated corporate governance information section on its website. Such a dedicated information section is not presently available on the Company's website, although the annual financial report will be posted to the website and the Statement of Corporate Governance can be viewed there.

Board committees

The Company does not presently have a separate audit, nomination or remuneration committee as required by best practice recommendations 4.2, 2.4 and 9.2, respectively. The Company is in its early stages of development and as such, the entire Board conducts the function of such committees. The duties of such committees have been considered and adopted by the Board. The board invites persons with relevant industry and financial experience when required to carry out the functions of such committees.

STATEMENT OF FINANCIAL PERFORMANCE

for the period since incorporation on 24 july 2003 to 30 june 2004

	Note	2004 $
Total revenue from ordinary activities	2	38,498
Write-down of intangible assets		(99,986)
Salaries and wages		(98,386)
Consulting fees		(148,080)
Marketing expenditure		(38,086)
Other expenses from ordinary activities		(146,130)
Loss from ordinary activities before related income tax benefit		(492,170)
Income tax benefit relating to ordinary activities	5	-
Net loss for the period		(492,170)
Basic loss per share (cents)	6	(3.50)

The Company's potential ordinary shares are not considered dilutive and accordingly diluted earnings per share is not disclosed.

The statement of financial performance is to be read in conjunction with the accompanying notes.

STATEMENT OF FINANCIAL POSITION

as at 30 june 2004

	Note	30 June 2004 $
CURRENT ASSETS		
Cash assets	7	1,983,188
Receivables	8	14,707
Other	9	14,242
Total Current Assets		2,012,137
NON CURRENT ASSETS		
Property, plant and equipment	10	40,326
Intangible assets	11	-
Other	12	-
Total Non Current Assets		40,326
TOTAL ASSETS		2,052,463
CURRENT LIABILITIES		
Payables	13	44,071
Provisions	14	3,807
Total Current Liabilities		47,878
NET ASSETS		2,004,585
EQUITY		
Contributed equity	15	2,496,755
Accumulated losses	16	(492,170)
TOTAL EQUITY		2,004,585

The statement of financial position is to be read in conjunction with the accompanying notes.

NEPTUNE MARINE

STATEMENT OF CASH FLOWS

for the period since incorporation on 24 july 2003 to 30 june 2004

	Note	2004 $
Cash flows from operating activities		
Cash payments in the course of operations		(405,976)
Interest received		36,855
Net cash used in operating activities	22	(369,121)
Cash flows from investing activities		
Payments for plant and equipment		(44,460)
Payments for intellectual property rights		(60,000)
Payments for research and development		(39,986)
Net cash used in investing activities		(144,446)
Cash flows from financing activities		
Proceeds from the issue of shares and options	15	2,723,451
Share issue costs		(226,696)
Net cash provided by financing activities		2,496,755
Net increase in cash held		1,983,188
Cash at the beginning of the financial period		-
Cash at the end of the financial period	7	1,983,188

The statement of cash flows is to be read in conjunction with the accompanying notes.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are:

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or current valuations of non-current assets.

(b) Revenue recognition

Interest income
Interest income is recognised as it accrues.

(c) Income tax

The Company adopts the income statement liability method of tax effect accounting.

Income tax expense is calculated on operating loss adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to entities with tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless realisation is virtually certain.

(d) Acquisition of assets

All assets acquired including plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value, except where the notional price at which they could be placed in the market is a better indication of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity subject to the extent of proceeds received, otherwise expensed.

(e) Property, plant and equipment

Plant and equipment is carried at cost less accumulated depreciation. All assets are depreciated over their estimated useful lives on a reducing balance basis, except for leasehold improvements which are amortised on a straight line basis over the period of the lease.

The expected useful lives are as follows:

Computer equipment	1 to 3 years
Plant and furniture	5 to 10 years
Leasehold improvements	3 years

(f) Receivables

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest less, where applicable, any unearned income and provision for doubtful accounts.

(g) Research and development

Costs incurred on research and development projects are deferred to future periods to the extent that they are expected beyond any reasonable doubt to be recoverable. Deferred costs are amortised from the commencement of commercial production of the product to which they relate on a straight line basis over the period of the expected benefit that is expected to be five years.

(h) Patents and Trademarks

Significant costs associated with patents and trademarks are deferred and amortised on a straight-line basis over the periods of their expected benefit, which is expected to be five years.

(i) Development Costs and Intellectual Property

Costs incurred on development of the intellectual property are capitalised to the extent that they are expected beyond any reasonable doubt to be recoverable. Deferred costs are amortised from the commencement of commercial operations on a straight -line basis over a maximum period of five years. The unamortised balance is reviewed at least annually and where the balance exceeds the value of expected benefits, the difference is charged to the statement of financial performance.

(j) Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company. Trade accounts payable are normally settled within 60 days.

(k) Recoverable amount of non-current assets valued on cost basis

The carrying amounts of non-current assets valued on the cost basis, are reviewed to determine whether they are in excess of recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

(l) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(m) Adoption of International Accounting Standards

The Financial Reporting Council ("FRC") announced in July 2002 that Australia would adopt International Financial Reporting Standards ("IFRS"), formerly known as International Accounting Standards, for financial years beginning on or after 1 January 2005. The adoption of IFRS will be reflected in Neptune Marine's financial report for the year ended 30 June 2006.

The transition to IFRS is not expected to have a material impact on Neptune Marine's Statement of Financial Position and reported results, however it is not possible to quantify the impact at this time. The Company is working to establish an implementation program to manage the convergence to IFRS.

(n) Comparatives

The Company was incorporated on 24 July 2003. These financial statements are for the period from incorporation to 30 June 2004 and consequently no comparatives are necessary.

2. REVENUE FROM ORDINARY ACTIVITIES

	2004 $
Interest revenue	38,498
Total revenue from ordinary activities	38,498

3. AUDITORS' REMUNERATION

	2004 $
Auditing the accounts	5,000
Other services	3,485
	8,485

4. LOSS BEFORE INCOME TAX

Loss from ordinary activities before income tax credit has been arrived at after charging the following items:

	2004 $
Write down of intangible assets	99,986
Amortisation of leasehold improvements	230
Depreciation of plant and equipment	3,904
Operating lease rental expense	7,008

5. TAXATION

Income tax benefit	2004 $
Prima facie income tax credit calculated at 30% on the loss from ordinary activities	(147,651)
Decrease in income tax credit due to:	
Amortisation of intangibles	29,996
Sundry items	2,264
Future income tax benefit not brought to account	115,391
Income tax credit	-

The potential future income tax benefit will only be obtained if:

(i) the Company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit.

6. EARNINGS PER SHARE

	2004 Number
Weighted average number of ordinary shares used as the denominator	
Number for basic earnings per share	
Ordinary shares	14,061,370

Diluted earnings per share do not show an inferior view of the earnings performance of the Company than is shown by earnings per share and is not disclosed for this reason.

7. CASH ASSETS

	30 June 2004 $
Cash at bank	90,636
Bank short term deposits	1,892,552
	1,983,188

8. RECEIVABLES

Interest receivable	1,643
Other debtors	13,064
	14,707

9. OTHER CURRENT ASSETS

Prepayments	14,242

10. PROPERTY, PLANT AND EQUIPMENT

	30 June 2004 $
Office furniture and equipment, at cost	34,121
Less: Accumulated depreciation	(2,856)
	31,265
Plant and equipment, at cost	4,439
Less: Accumulated depreciation	(1,048)
	3,391
Leasehold improvements, at cost	5,900
Less: Accumulated amortisation	(230)
	5,670
Total property, plant and equipment	40,326

Reconciliations

Reconciliations of the carrying amounts for each class of plant and equipment are set out below:

Office furniture and equipment	
Balance at beginning of period	-
Additions	34,121
Depreciation	(2,856)
Balance at end of period	31,265
Plant and equipment	
Balance at beginning of period	-
Additions	4,439
Depreciation	(1,048)
Balance at end of period	3,391

10. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

	30 June 2004 $
Leasehold improvements	
Balance at beginning of period	-
Additions	5,900
Amortisation	(230)
Balance at end of period	5,670

11. INTANGIBLES

	30 June 2004 $
Intellectual property, at cost	30,000
Less amount written down	(30,000)
	-
Patents, at cost	30,000
Less amount written down	(30,000)
	-

12. OTHER NON-CURRENT ASSETS

	30 June 2004 $
Research and development costs	39,986
Less amount written down	(39,986)
	-

13. PAYABLES

	30 June 2004 $
Trade creditors and accrued expenses	44,071
	44,071

14. PROVISIONS

	30 June 2004 $
Employee entitlement provision	3,807
	3,807

15. CONTRIBUTED EQUITY

		30 June 2004 $
Issued and paid-up capital		
29,210,251 fully paid ordinary shares		2,496,755
Ordinary Shares		
Movements during the period		
Balance at beginning of period		-
Shares issued upon incorporation	(i)	1
Shares issued to promoters	(ii)	450
Shares issued for the purchase of intellectual property	(iii)	30,000
Shares issued to seed investors	(iv)	122,000
Shares issued to seed investors	(v)	98,000
Shares issued to seed investors	(vi)	120,000
Shares issued to seed investors	(vii)	200
Shares issued to promoters	(viii)	750
Shares issued pursuant to a prospectus	(ix)	2,352,050
Capital raising costs	(x)	(226,696)
		2,496,755

Notes

(i) One share was issued for $1.00 on the incorporation of the Company on 24 July 2003;

(ii) 4,500,000 shares were issued to promoters on 1 August 2003 at $0.0001 each;

(iii) 1,000,000 shares were issued for the purchase of certain intellectual property assets on 12 September 2003 at $0.03 each;

(iv) 1,525,000 shares were issued to seed investors on 6 October 2003 at $0.08 each;

15. CONTRIBUTED EQUITY (Cont'd)

(v) 1,225,000 shares were issued to seed investors on 8 October 2003 at $0.08 each;

(vi) 1,500,000 shares were issued to seed investors on 24 October 2003 at $0.08 each;

(vii) 200,000 shares were issued to seed investors on 17 November 2003 at $0.001 each;

(viii) 7,500,000 shares were issued to promoters on 28 January 2004 at $0.0001 each;

(ix) 11,760,250 shares were issued via a public offering at 20 cents each on 8 April 2004; and

(x) the costs associated with the Company's Prospectus and capital raising of $226,696 have been recognised as a reduction of the proceeds of issue.

Options

The following options to subscribe for ordinary fully paid shares are outstanding as at balance date:

	Number
Options exercisable at 20 cents each on or before 31 December 2010	24,230,125

The following options to subscribe for ordinary fully paid shares were granted during the Period:

- 24,230,125 options exercisable at 20 cents each on or before 31 December 2010.

All these options were granted for nil consideration. None of the options have lapsed.

These options do not entitle the holder to participate in any share issue of the Company or any other body corporate.

16. ACCUMULATED LOSSES

	30 June 2004 $
Accumulated losses at the beginning of the period	-
Loss for the period	(492,170)
Accumulated losses at the end of the period	(492,170)

17. SEGMENT REPORTING

The Company is the owner of the Neptune Dry Underwater Welding System, a technology with patents pending that allows permanent in-situ weld repairs to be carried out underwater. Commercialisation of the technology is proceeding following the Company's listing on ASX in April 2004. However, at 30 June 2004 no sales had been recorded by the Company.

18. FINANCIAL INSTRUMENTS DISCLOSURE

- Interest rate risk

The Company held its cash reserves on deposit and in cheque accounts during the financial period, which earned interest at rates ranging between 0% and 5.3%, depending on account balances.

All other financial assets and liabilities are non-interest bearing.

- Credit risk exposures

Credit risk represents the loss that would be recognised if counterparties fail to perform as contracted.

The credit risk on financial assets of the Company that have been recognised in the statement of financial position is the carrying amount of those financial assets, net of any provision for doubtful debts. As at 30 June 2004, there were no trade debtors.

18. FINANCIAL INSTRUMENTS DISCLOSURE (Cont'd)

- **Net fair values of financial assets and liabilities**

The financial assets and liabilities included in assets and liabilities in the statement of financial position are carried at amounts that approximate net fair values.

The carrying amounts and net fair values of financial assets and liabilities as at the reporting date are as follows:

	2004	
	Carrying amount $	Net fair value $
Financial assets		
Cash assets	1,983,188	1,983,188
Receivables	14,707	14,707
Total financial assets	1,997,895	1,997,895
Financial liabilities		
Payables	44,071	44,071
Employee benefits	3,807	3,807
Total financial liabilities	47,878	47,878
Net financial assets	1,950,017	1,950,017

19. COMMITMENTS

	2004 $
Operating lease commitments	
Future operating lease rentals not provided for in the financial statements and payable:	
Not later than one year	35,039
Later than one year but not later than five years	-
	35,039

Management contracts

The Company has entered into a consultancy agreement with a third party to provide corporate advisory and other similar services for an annual fee of $75,000. At 30 June 2004, the unexpired portion of the term of the agreement amounts to $209,375.

The Company has entered into a consultancy agreement with a third party to provide company secretarial and accounting services and provision of registered office for an annual fee of $60,000. At 30 June 2004, the unexpired portion of the term of the agreement amounts to $80,000.

20. EMPLOYEE BENEFITS

Aggregate liability for employee benefits, including on-costs:	
Current	
Provisions for employee benefits	3,807
	Number
Number of employees	
Number of employees at the end of the period	4

Equity-based plans

Employee Share Option Scheme

The Company operates an incentive scheme known as the Neptune Marine Services Limited Employee Option Scheme ("Scheme") approved at the general meeting of shareholders held on 26 July 2004.

The Scheme provides for employees, directors and others involved in the management of the Company to be offered options for no consideration. Each option is convertible to one ordinary share. The exercise price of the options is the highest of: 125% of the market value (as defined) of the Company's shares on the date on which the options are issued; 20 cents; or any greater price determined by the Board. Options issued under the Scheme that have not lapsed may be exercised at any time between 1 and 5 years after the date they were issued. There are no voting or dividend rights attached to the options.

Options may not be offered under the Scheme if the total number of shares which would be issued were each option accepted, together with the number of shares in the same class or options to acquire such shares issued pursuant to all employee or executive share schemes during the previous five years, exceeds 5% of the total number of issued shares in that class as at the date of the offer.

No options have been granted under the Scheme to date.

21. DIRECTOR AND EXECUTIVE DISCLOSURES

Remuneration of specified directors and specified executives by the Company

Executive directors are remunerated by way of salary or consultancy fees, commensurate with the required level of services. Non-executive directors receive a fixed monthly fee for their services. Total remuneration for all non-executive directors, last voted upon by shareholders at a general meeting of shareholders held in September 2003, is not to exceed $100,000 per annum.

The Board has not formally constituted a nomination committee or a remuneration committee. The whole Board conducts the functions of a nomination committee and remuneration committee.

The Company does not have any scheme relating to retirement benefits for non-executive Directors.

Refer to Note 19 for details on the financial impact in future periods resulting from firm commitments arising from non-cancellable contracts for services with specified directors.

The following table provides the details of all directors of the Company ("specified directors") and the nature and amount of the elements of their remuneration for the Period. The Company is in its early stages of development and as such, is yet to appoint any executives ("specified executives") other than directors.

21. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

		Primary	Post-employment	Other compensation	
Specified directors		Salary and/or fees $	Superannuation benefits $	Termination benefits $	Total $
Non-executive					
Ms C Curtin	2004	5,208	469	-	5,677
Mr V de Villers	2004	-	-	-	-
Mr R Farrier	2004	4,970	447	50,000	55,417
Mr R Roget	2004	-	-	-	-
Mr B Sergeant	2004	-	-	-	-
Executive					
Mr A Harrison	2004	20,833	1,875	-	22,708
Mr C Langley	2004	20,833	1,875	-	22,708
Total	2004	51,844	4,666	50,000	106,510

Equity instruments

Option holdings

No options over ordinary shares were held directly, indirectly or beneficially by any director or executive during their period as a director or executive in the reporting period.

21. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares held, directly, indirectly or beneficially by each specified director including their personally-related entities, is as follows:

Specified directors	Held at 24 July 2003	Held at date of appointment	Purchases	Received on exercise of options	Sales	Held at date of resignation	Held at 30 June 2004
Ms C Curtin	N/A	-	-	-	-	N/A	-
Mr V de Villers	-	N/A	-	-	-	-	N/A
Mr R Farrier	N/A	-	-	-	-	-	N/A
Mr A Harrison	N/A	-	-	-	-	N/A	-
Mr C Langley*	N/A	-	8,500,000	-	(100,000)	N/A	8,400,000
Mr R Roget	1	N/A	2,250,000	-	-	2,250,001	N/A
Mr B Sergeant	-	N/A	-	-	-	-	N/A

*Mr Langley was issued 1,000,000 ordinary shares at a deemed issue price of $0.03 per share in consideration for certain intellectual property purchased by the Company, pursuant to a Deed of Assignment of Intellectual Property dated 12 September 2003 and shareholder approved obtained in September 2003.

Other transactions with the Company

A number of specified directors or their personally-related entities, hold positions in other entities that result in them having control or significant influence over the financial or operating policies of those entities.

A number of those entities transacted with the Company during the Period. The terms and conditions of those transactions were no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to unrelated entities on an arm's length basis.

21. DIRECTOR AND EXECUTIVE DISCLOSURES (cont'd)

The aggregate amounts recognised during the year relating to specified directors or their personally-related entities, in the period they were a director, were total expenses of $116,008. Details of the transactions are as follows:

Specified directors	Transaction	2004 $
Mr C Langley	Research and development and equipment costs	43,708
Mr A Harrison	Consultancy fees	40,500
Mr V de Villers	Consultancy fees	15,000
Mr R Roget	Consultancy fees	15,000
Mr B Sergeant	Professional fees	1,800

Assets and liabilities arising from the above transaction	30 June 2004 $
Non-current assets	
Plant and equipment	3,810

22. NOTES TO THE STATEMENT OF CASH FLOW

	Company 24 July 2003 to 30 June 2004 $
(a) Reconciliation of cash:	
Cash at the end of the financial period as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:	
Cash at bank	1,983,188
(b) Reconciliation of net cash flows from operating activities to loss after income tax	
Loss after income tax	(492,170)
Add non-cash items:	
Write down of intangibles, assets and research and development costs	99,986
Sundry	(10,108)
	(402,292)
Changes in assets and liabilities during the Period:	
(Increase) in receivables	(14,707)
Increase in accounts payable	47,878
Net cash used in operating activities	(369,121)

(c) Non-cash financing and investment activities:

On 12 September 2003 the Company issued 1,000,000 ordinary shares at a deemed issue price of $0.03 per share in consideration for certain intellectual property. This acquisition is not reflected in the Statement of Cash Flows.

23. EVENTS SUBSEQUENT TO BALANCE DATE

Since 30 June 2004 2,500,000 options exercisable at 25 cents each on or before 30 June 2006, were issued to directors. Shareholder approval was obtained for the issue on 26 July 2004 and the options were granted for nil consideration.

The financial effect of the above transaction has not been brought to account in the financial statements for the Period. The value of these options was estimated as 2.939 cents per option using a Black-Scholes model to attribute a theoretical value to those options. This amount will be recognised as an expense in next year's statement of financial performance when the options vest with the Directors.

24. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

For reporting periods beginning on or after 1 January 2005, the Company must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board (AASB).

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP). AASB 1047 'Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards' requires financial reports to disclose information about the impact of any changes in accounting policies in the transition period leading up to the adoption date. This standard applies to interim and annual reporting periods from 30 June 2004 and ceasing to operate on the first-time adoption of Australian equivalents to IFRS.

Subsequently the Company has allocated internal resources and in conjunction with its auditors is assessing those accounting policies and key areas that are likely to be impacted by the transition to IFRS. Priority has been given to the consideration of the impact of the Australian equivalents to IFRS and the preparation of a statement of financial position in accordance with those Australian equivalent standards as at 30 June 2004. This will form the basis of accounting for Australia equivalents of IFRS in the future, and is required, when the Company prepares its first financial report, in accordance with IFRS, for the year ended 30 June 2006.

Pursuant to AASB 1047 the Company must provide a statement disclosing the key potential implications of the conversion to IFRS for reporting periods from 1 January 2005. The Company sets out below an explanation of the significant accounting policies which will change and which may impact on future financial reports prepared in accordance with IFRS. These changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

Taxation

Under the Australian equivalent to IAS 12 "Income Taxes", a "balance sheet approach" will be adopted for calculating taxation, replacing the "statement of financial performance approach". This method recognises deferred tax balances for all temporary differences arising between the carrying value of an asset or liability and its tax base. Whilst there will be enhanced disclosure of the composition of the deferred tax assets and liabilities it is not expected that there will be any significant impact in terms of the statements of financial position or performance.

24. IMPACT OF ADOPTING AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (cont'd)

Share based Payments

The Company currently does not recognise an expense for options issued to directors and employees. Under AASB 2 "Share Based Payments", the Company will be required to recognise an expense for all share based remuneration, including options, and will amortise those expenses over the relevant vesting periods.

Intangible Assets

Under the Australian equivalent to IAS 38 "Intangible Assets", intangibles acquired in a business combination and which have finite useful lives must be amortised over their useful lives. Internally generated goodwill, brands and costs related to research activities and item similar in substance may not be recognised as assets. All expenditure on research must be expensed when it is incurred. This will result in a change in the Company's current accounting policy which allows for the capitalisation of costs incurred in the research phase of an internally generated intangible asset where future benefits are expected beyond a reasonable doubt. The de-recognition of intangibles that do not qualify for recognition could impact significantly on the Company's equity.

Impairment of Assets

Under the Australian equivalent to IAS 36 "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the Company's current accounting policy which determines recoverable amount of an asset on the basis of undiscounted cash flows. Under the new policy it is likely that the impairment of assets will be recognised sooner and the amount of write downs will be greater.

DIRECTORS' DECLARATION

In the opinion of the directors of Neptune Marine Services Limited:

(a) the financial statements and notes, set out on pages 16 to 31, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company as at 30 June 2004 and its performance, as represented by the results of its operations and its cash flows, for the period ended on that date; and

(ii) complying with Accounting Standards and the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated at Perth, Western Australia this 20th day of September 2004.

Signed in accordance with a resolution of the directors:

Clive Langley
Managing Director

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF NEPTUNE MARINE SERVICES LIMITED

STANTON PARTNERS
1 HAVELOCK STREET WEST PERTH 6005 WA
Telephone: (08) 9481 3188 Facsimile: (08) 9321 1204
e-mail: australia@stanton.com.au

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the director's declaration for Neptune Marine Services Limited (the Company), for the period from incorporation on 24 July 2003 to 30 June 2004.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

AUDIT OPINION

In our opinion, the financial report of Neptune Marine Services Limited is in accordance with:

a) the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the Company's financial position as at 30 June 2004 and of its performance for the period ended on that date; and
   (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

STANTON PARTNERS

Stanton Partners

J P Van Dieren Partner
Perth, Western Australia
21 September 2004

NEPTUNE MARINE

SHAREHOLDER INFORMATION

Details of shares and options as at 21 September 2004:

Voting Rights

The voting rights attaching to ordinary shares are:

On a show of hands every member present in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options do not carry any voting rights.

Restricted Securities

Fully paid ordinary shares

Number of Shares	Escrow Period
13,000,000	Restricted securities until 15 April 2006
915,000	Restricted securities until 6 October 2004
735,000	Restricted securities until 8 October 2004
900,000	Restricted securities until 24 October 2004
200,000	Restricted securities until 17 November 2004

Options exercisable at $0.20 on or before 31 December 2010

Number of Options	Escrow Period
17,650,000	Restricted securities until 15 April 2006
200,000	Restricted securities until 14 November 2004
500,000	Restricted securities until 17 November 2004

Substantial shareholders

The number of shares held by substantial shareholders and their associates are set out below:

Substantial shareholder	Number of Shares
Mr Clive Graham Langley	8,400,000
Intercorp Pty Ltd	2,250,000

On-Market Buy Back

There is no current on-market buy-back.

ASX Admission Statement

During the Period, the Company has applied its cash in a way consistent with its business objectives.

Distribution schedules

Distribution of each class of Security as at 21 September 2004:

Ordinary fully paid shares

Range	Holders	Units	%
1 - 1,000	2	201	0.00
1,001 - 5,000	42	159,561	0.55
5,001 - 10,000	175	1,706,386	5.84
10,001 - 100,000	305	9,051,503	30.98
100,001 - Over	31	18,297,600	62.63
Total	555	29,215,251	100.00

Options exercisable at $0.20 on or before 31 December 2010

Range	Holders	Units	%
1 - 1,000	-	-	0.00
1,001 - 5,000	140	697,500	2.88
5,001 - 10,000	110	913,875	3.77
10,001 - 100,000	145	3,845,750	15.88
100,001 - Over	9	18,768,000	77.47
Total	404	24,225,125	100.00

Unmarketable parcels

Holdings less than a marketable parcel of ordinary shares (being 2,632 as at 21 September 2004):

Holders	Units
10	18,001

Top holders

The 20 largest registered holders of each class of security as at 21 September 2004 were:

Fully paid ordinary shares

Name	No. of Shares	%
1. Mr Clive Graham Langley <The Langley Family A/C>	8,400,000	28.75
2. Nefco Nominees Pty Ltd	2,450,000	8.39
3. Intercorp Pty Ltd	2,250,000	7.70
4. Mr Francis Brian Dowdall & Mrs Janelle Elizabeth Dowdall	400,000	1.37
5. Mr Ronald John Clark	300,000	1.03
6. Ms Pier Cottee	250,000	0.86
7. Eitel Pty Ltd	250,000	0.86
8. Mr David Robert Hannon	250,000	0.86
9. Mr Kevin Regan	250,000	0.86
10. Mr Michael Sproxton	250,000	0.86
11. Micron Formwork Pty Ltd <M&J Brbich Family A/C>	207,600	0.71
12. Mr Ronald John Clark	200,000	0.68
13. Mr David Clement Hobby	200,000	0.68
14. Mr Grant Reginald Bruce Jephcott & Mrs April Jephcott	200,000	0.68
15. Mr Miodrag Sekerac	200,000	0.68
16. Mr Laurence Stanley Woodbury	165,000	0.56
17. Airdrie Pty Ltd	150,000	0.51
18. Mr Wesley James Coyle	150,000	0.51
19. Dagger Nominees Pty Ltd	150,000	0.51
20. Mr John Henry Hars	150,000	0.51
	16,822,600	57.57

Options exercisable at $0.20 on or before 31 December 2010

Name	No. of Shares	%
1. Nefco Nominees Pty Ltd	5,650,000	23.32
2. Intercorp Pty Ltd	4,650,000	19.19
3. Marketech Pty Ltd	3,850,000	15.89
4. First Far East Investment Consultants Ltd	3,000,000	12.38
5. Russell John Fine & Jessica Rachel Fine <The Russell Fine Service A/C>	1,000,000	4.13
6. Mrs Jacqueline Hars	240,000	0.99
7. Mr Stephen Francis Lambert & Mr Nigel John Lambert & Mrs Rita Mary Lambert <Lambert Super Fund A/C>	140,000	0.58
8. Mrs Jacqueline Hars	125,000	0.52
9. Mr Peter Campbell	113,000	0.47
10. Banskin Pty Ltd <De Nicola Family A/C>	100,000	0.41
11. Mr Paul Gregory Brown	100,000	0.41
12. Mrs Margo Louise Daly	100,000	0.41
13. Forbar Custodians Limited <Forsyth Barr Ltd-Nominees A/C>	100,000	0.41
14. Mr Grant Reginald Bruce Jephcott & Mrs April Jephcott	100,000	0.41
15. Mr Miodrag Sekerac	100,000	0.41
16. Ms Linda Louise Wilson	100,000	0.41
17. Mr Jeremy Tobias	90,500	0.37
18. GH Pty Ltd <PR Rusling Family A/C>	76,000	0.31
19. Sproxton Holdings Pty Ltd	75,499	0.31
20. Mr Stephen Orrells	75,000	0.31
	19,784,999	81.64

NEPTUN

CONTACT DETAILS

ADDRESS: NEPTUNE MARINE SERVICES LIMITED
LEVEL 1, 256 ST GEORGES TCE
PERTH WA 6000
AUSTRALIA

TELEPHONE: (+618) 9226 5722

FACSIMILE: (+618) 9226 0354

EMAIL: INFO@NEPTUNEUNDERWATERWELDING.COM.AU

WEB: WWW.NEPTUNEUNDERWATERWELDING.COM.AU